Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC
Canada V6A, 1B6

April 21, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:

Angiotech Pharmaceuticals, Inc. — Form 40-F for the Fiscal Year Ended

December 31, 2006 (File No. 000-030334)

Dear Mr. Rosenberg:

This relates to your comment dated April 7, 2008 regarding our February 25, 2008 response to your letter dated December 19, 2007 setting forth comments regarding the Form 40-F for the fiscal year ended December 31, 2006 (the “2006 Form 40-F”) of Angiotech Pharmaceuticals, Inc. (“Angiotech”).

To facilitate your consideration of Angiotech’s response, we have included your original comment on this item, Angiotech’s original response, your April 7, 2008 comment, and Angiotech’s response to the comment immediately following.

Angiotech acknowledges that (i) Angiotech is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) Angiotech may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Form 40-F – December 31, 2006

Exhibit 2

Note 10.  Short and long term investments, page 60

December 19, 2007 SEC Comment:

Your disclosure indicates that the gross unrealized loss at December 31, 2006 relates to one investment security in a biotech company which has been in a loss position for greater than 12 months.  Please tell us how long the security has been in a loss position and justify why an other-than-temporary impairment was not warranted in 2006.

February 25, 2008 Angiotech Response:

This investment security was issued by a publicly traded biotechnology company.  We purchased this investment security at $4.40 per share on July 2, 2004 and the investment had a carrying value of $4.40 per share at December 31, 2006.

During the year ended December 31, 2006, the stock price of the security was somewhat volatile, closing at $3.63 per share and fluctuating between approximately $5.05 and $3. 20 based on intraday highs and lows.  Although we had an unrealized loss at December 31, 2005 of approximately $2.3 million, the stock recovered during 2006 and closed above our carrying value of $4.40 per share in both the first and second quarters of 2006.  Accordingly, our disclosure that the security had been in a loss position for greater than 12 months was not technically accurate as the loss position was not continuous given the recoveries above cost in the first and second quarters of 2006.

We also considered factors related to the company’s financial condition and operational performance, including:

•

the sales of the company’s commercial products increased, when compared to the prior year, due to the continued expansion of the company’s product portfolio as well as improved market penetration in the U.S,

•

the company had greater than 12 months cash on hand to fund its continued operations,

•

we did not identify any specific events that would have triggered a decline in share price,

•

at December 31, 2006, we had the ability and intent based on cash flow projections to hold investments with unrealized losses until recovery, and

•

we have a strategic relationship with the investee which contributed to our intent to hold the investment until the unrealized loss was recovered.

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Based on the above facts, we concluded that we did not need to recognize an other-than-temporary impairment on this investment as the investment recovered during the second quarter of 2006 above our carrying value of $4.40 per share and no financial or operational difficulties were identified to have caused the decline in the second half of 2006.  Rather, we considered the decline to be part of the general decline in the stock market during most of 2006 and part of the normal volatility associated with such securities.

April 7, 2008 SEC Comment:

Refer to your response to our comment 3.  You recorded a $9.6 million loss on the sale of your common stock holdings in Orthovita, Inc. in the nine months ended September 30, 2007.  Please tell us the new facts and circumstances that arose from the filing date of your form 40-F for the year ended December 31, 2006 to the time the Company recorded the loss that explains why an other-than-temporary impairment was not warranted in 2006.

April 21, 2008 Angiotech Response:

As of December 31, 2006 and as of the filing date of the 40-F on February 22, 2007, we had no intention of selling our position in Orthovita, Inc. and we had the ability to hold this investment for a reasonable period of time to allow for recovery of the decline in value.

We considered our investment in Orthovita to be strategic in nature.  We had entered into a relationship with Orthovita in June 2004 with certain product Sales and Distribution agreements.  In conjunction with these agreements, in July 2004 we purchased approximately 5.7 million common shares of Orthovita at $4.40 per share (as noted above).

Although we had unwound certain aspects of our relationship with Orthovita by the end of 2006, we continued to have positive intent to hold these investments as we did, and continue to do, for our other strategic investments in companies.

Subsequent to our filing of our 40-F, we finalized our operating plans for 2007.  Included in our plan was the need to ensure we had sufficient cash to fund our R&D budget without diminishing our cash and equivalents to a level unacceptable to management and our Board.  We also began to experience a fairly rapid change in the condition of our business.  We had the ability to fund our budget without having to sell investments but the sale of investments was the least disruptive to our business.  It did not result in dilution to our shareholders and did not reduce our cash reserves to below our targeted level.

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We decided to sell our holdings in Orthovita and one other biotechnology company (which resulted in a gain) as these two investments provided the required level of proceeds.  We raised $25 million total through the sale of the two investments, with Orthovita contributing $15.6 million of this.

*****

Please direct any questions or comments regarding this letter to me at (604) 221-6983. Our fax number is (604) 221-2330.  We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comment.

Very truly yours,

“K. Thomas Bailey”

Chief Financial Officer

cc:

Sasha Parikh

Lisa Vanjoske

(Securities and Exchange Commission)

Alison S. Ressler

(Sullivan & Cromwell LLP)

John DeLucchi

(PricewaterhouseCoopers LLP)

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